Final

Linktone Reports Unaudited Fourth Quarter and
Fiscal 2008 Financial Results

Company Achieved Fourth Quarter Profitability with Net Income of $0.6 million

WVAS fiscal year 2008 revenue increased 35% Year-Over-Year

BEIJING, China, March 18, 2009 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.

Unaudited Results for the Fourth Quarter

•	The Company recorded wireless value-added services (“WVAS”) and other revenues of $19.4 million, compared with $16.6 million in the third quarter of 2008 and $14.7 million in the fourth quarter of 2007.

•	Traditional media advertising revenue, reported as discontinued operations following the termination of the Company’s partnerships in this business in the second and third quarters of 2008, has been excluded from reported results for continuing operations in both current and prior periods in accordance with applicable accounting standards.

•	GAAP net income of $0.6 million, compared with a net loss of $2.3 million in the third quarter of 2008 and a net loss of $7.0 million in the fourth quarter of 2007.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.01, compared with a net loss of $0.06 for the third quarter of 2008 and a net loss of $0.29 for the fourth quarter of 2007.

•	Non-GAAP net income* of $2.3 million, compared with a non-GAAP net loss of $1.6 million in the third quarter of 2008 and a non-GAAP net loss of $1.6 million in the fourth quarter of 2007.

•	Non-GAAP net income per fully diluted ADS of $0.05 compared with a non-GAAP net loss of $0.04 in the third quarter of 2008 and a non-GAAP net loss of $0.07 in the fourth quarter of 2007.

*Non-GAAP measures exclude certain share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television (“TJSTV”) in previous quarters of 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods and years for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

During the quarter, Linktone also recorded an other-than-temporary impairment charge of $1.5 million related to a short term investment in a fund which invests in marketable equity securities.  As of December 31, 2008, the fair market value of this investment was $3.5 million, below its cost of $5.0 million, and the Company is unable to estimate when the fair value will recover. While the fund is taking measures to manage the exposure to losses such as obtaining a letter of undertaking with a private equity company to repurchase the securities bought by the fund by mid-December 2009, in the current highly volatile economic environment, the fund may be subject to further fluctuations in its value.  We therefore consider this decline to be other-than-temporary and recorded a charge in accordance with applicable accounting standards.

unaudited Results for Fiscal Year 2008

•	Gross revenue from WVAS and other revenues increased 35% to $67.0 million from $49.7 million in fiscal 2007.

•	Net loss of $16.5 million compared to a net loss of $16.4 million in fiscal 2007.

•	GAAP net loss per fully diluted ADS of $0.44, compared to GAAP net loss per fully diluted ADS of $0.68 in fiscal 2007.

•	Non-GAAP net loss per fully diluted ADS of $0.21 compared to non-GAAP net loss per fully diluted ADS of $0.41 in fiscal 2007.

Chief Executive Officer Michael Li commented, “As we previously stated, our goal is returning Linktone to profitability. In the fourth quarter, consistent with our strategy of focusing on our core WVAS business, we decided to exit from the traditional media advertising business. We ended the year with profitable results even in this difficult economy.”

“Throughout the year, we made solid progress in expanding our content offerings, broadening our sales channels, and strengthening our partnerships. At the same time, total gross revenue from our traditional WVAS business increased by 35% from that of the prior year.”

Mr. Li added, “We are further looking at ways to effectively build a strategic partnership with our major shareholder PT Media Nusantara Citra (“MNC”) for international expansion. We believe we are now better positioned to pursue growth opportunities in growing markets such as Indonesia, and eventually offer higher value to shareholders.”

“Looking ahead, we intend to build on the solid progress we made in 2008 and carry that momentum into 2009. Management remains vigilant on cost savings, and we strive to improve our profit margins through both organic growth and international expansion. Our talented and dedicated workforce will direct their attention toward further penetrating our customer base, expanding our geographical presence, increasing average revenue per user and achieving solid operating performance.”

“In addition, with compelling industry growth catalysts, including a long-awaited 3G rollout, we feel confident about our growth prospects in 2009 and look forward to continuing to execute on our business strategy, maintain strong liquidity and look for investment opportunities which have strategic value to our core WVAS business.”

Fourth Quarter Revenue Mix

Linktone’s fourth quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), and others (casual game and enterprise services).

Data-related services revenue was $11.9 million, representing 61% of total revenue, compared with $10.2 million or 61% for the third quarter of 2008. The sequential increase in revenue was primarily due to an improvement in the operating environment and new sales channels developed for short messaging services in the third quarter. Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 58% of total gross revenue, compared with 57% for the third quarter of 2008. SMS revenue was $11.3 million for the fourth quarter of 2008, compared with $9.5 million for the third quarter of 2008.

•	Multimedia Messaging Services (MMS) revenue represented 2% of total gross revenue compared with 1% for the third quarter of 2008. MMS revenue was $0.4 million for the fourth quarter of 2008, compared with $0.2 million for the third quarter of 2008.

•	Wireless Application Protocol (WAP) and Java Gaming (Java) revenue represented 1% of total gross revenue compared with 3% for the third quarter of 2008. WAP and Java revenue was $0.2 million for the fourth quarter of 2008, compared with $0.5 million for the third quarter of 2008.

Audio related services accounted for 36%, or $7.0 million of total revenue, compared with 35%, or $5.8 million for the third quarter of 2008. The sequential increase was primarily due to active promotions in interactive programs broadcast over local radio stations as part of a joint collaboration with a business partner.

Audio-related service breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue increased to 22% of total gross revenue, compared with 18% for the third quarter of 2008. IVR revenue was $4.3 million for the fourth quarter of 2008, compared with $3.0 million for the third quarter of 2008.

•	Color Ring-Back Tones (CRBT) revenue was 14% of total gross revenue, compared with 17% for the third quarter of 2008. CRBT revenue was $2.7 million for the fourth quarter of 2008, compared with $2.8 million for the third quarter of 2008.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the fourth quarter of 2008 include the following:

•	Gross margin was 47% of net revenue, or gross revenue minus business tax, compared with 53% for the third quarter of 2008 and 51% for the fourth quarter of 2007. The sequential decrease was primarily due to higher revenue share to business partners for some popular content.

•	Operating profit was 7% of net revenue, compared with operating profit of 6% for the third quarter of 2008 and operating loss of 35% in the fourth quarter of 2007. The operating loss in the fourth quarter of 2007 was due to the provisions for assets impairment, including an investment deposit, goodwill for our casual game business and a loan receivable, totaling $5.1 million.

•	Operating expenses totaled $7.4 million, compared with $7.5 million in the third quarter of 2008 and $12.2 million for the fourth quarter of 2007.

•	Selling and marketing expenses were $3.9 million, compared with $4.0 million for the third quarter of 2008 and $3.0 million for the fourth quarter of 2007.

•	Product development expenses were $0.9 million, leveled with $0.9 million for the third quarter of 2008 and $1.1 million for the fourth quarter of 2007.

•	Other general and administrative expenses were $2.6 million, compared with $2.5 million for the third quarter of 2008 and $2.9 million for the fourth quarter of 2007.

•	Net income from continuing operations was $1.1 million, leveled with $1.1 million for the third quarter of 2008 and net loss of $4.9 million for the fourth quarter of 2007. The fourth quarter result includes an other-than-temporary impairment provision of $1.5 million for a short term investment made by the Company, offset by increases in operating profit of $0.3 million and interest income of $0.2 million and an income tax benefit of $0.5 million. The Company incurred income tax expense of $0.5 million in the third quarter of 2008. The net loss in the fourth quarter of 2007 was primarily due to a provision for assets impairment of $5.1 million.

•	Income tax benefit arose from the reversal of certain income tax provisions made in past quarters due to the determination by the local tax bureau in December 2008 that refunds of value-added taxes charged on the Company’s software license fee revenue were not taxable. In addition, in January 2009, three of the Company’s variable interest entities passed the annual assessment by the relevant government authorities and qualified as high and new technology companies. Accordingly, those companies became subject to preferential tax rates for 2008.

•	Cash and cash equivalents as well as short-term investments available for sale totaled $96.0 million, compared with $104.2 million for the third quarter of 2008 and $41.6 million for the end of December 2007. The sequential decrease was due to the other-than-temporary impairment provision discussed above and a secured loan of $8.0 million made to a related party. The decrease was partially offset by positive cash flow generated from operations.

The increase of $54.4 million in cash and cash equivalents as well as short-term investments from the end of December 2007 was mainly due to the strategic investment of $68.4 million received from MNC in April 2008, offset by cash outflow from Linktone’s advertising business.

•	Days sales outstanding (DSO) for continuing operations (the average length of time required for the Company to receive payment for services delivered) were 77 days as of the end of the fourth quarter, compared with 84 days at the end of the third quarter of 2008.

Fiscal Year 2008

The Company’s gross revenue increased 35% for the fiscal year 2008 to $67.0 million, compared to $49.7 million reported in fiscal 2007. Gross profit margin for fiscal year 2008 declined to 48% of net revenue compared to 58% in 2007. The decrease was mainly caused by an increase in revenue share payable to business partners for popular content.

The Company’s net income from continuing operations increased to $4.3 million, compared to a net loss of $7.5 million reported in fiscal 2007. Excluding the provisions for impairment in short term investments of $1.5 million in 2008 and in assets of $5.1 million in 2007, the adjusted net result improved to net income of $5.8 million in 2008 from a net loss of $2.4 million in 2007, reflecting a general improvement in the operating environment, broader and more efficient sales channels, as well as better cost control.

Full year GAAP net loss was $16.5 million, or $0.44 per fully diluted ADS, compared with a net loss of $16.4 million, or $0.68 per fully diluted ADS, for fiscal 2007. Net loss was higher in 2008 because of increased losses from the discontinued advertising business of $11.9 million which related primarily to losses incurred in connection with the TJSTV strategic partnership that started from January 2008, offset in part by an increase in profits from WVAS and other services of $11.8 million. The net loss per diluted ADS in 2008 was lower because of an increase in the Company’s share capital, following the strategic investment by MNC in April 2008.

Excluding the effect of non-cash stock-based compensation and provisions for impairment, non-GAAP net loss for 2008 was $7.7 million, or $0.21 per fully diluted ADS, compared with non-GAAP net income of $9.9 million, or $0.41 per fully diluted ADS, for 2007.

First Quarter 2009 Outlook

For the first quarter ending March 31, 2009, Linktone expects gross revenue to be approximately $14.5 million to $16.5 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net loss and net loss per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net loss and net loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of the Company’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its fourth quarter and fiscal year 2008 financial results at 9:00 p.m. Eastern Time on March 18, 2009 (6:00 p.m. Pacific Time on March 18, 2009 and 9:00 a.m. Beijing/Hong Kong Time on March 19, 2009). The dial-in number for the call is 866-250-3615 for U.S. callers and 303-262-2131 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Jimmy Lai will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through 11:59 PM ET on April 1, 2009. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11128059#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/press_release.jsp An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into the ASEAN market, including the Indonesian market, and create synergies with MNC; changes in the policies of the PRC Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China and any new markets it enters for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its planned strategic cooperation with MNC, or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi Linktone Ltd. Tel: 86-10-65396802 Email: serena.shi@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	December 31,
	2007	2008
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	39,325,584	81,510,600

Restricted cash	320,938	—

Short-term investments	2,315,334	14,455,869

Accounts receivable, net	10,164,756	15,245,030

Tax refund receivable	710,683	1,240,718

Loan receivable from a related party	—	7,984,450

Deposits and other receivables	12,772,061	5,106,901

Deferred tax assets	1,161,652	1,479,554

Total current assets	66,771,008	127,023,122

¡¡	¡¡	¡¡

Property and equipment, net	2,258,814	1,031,543

Intangible assets	1,691,554	171,238

Goodwill	14,611,620	14,584,212

Deferred tax assets	608,676	116,235

Other long-term assets	4,403,266	476,368

¡¡	¡¡	¡¡

Total assets	90,344,938	143,402,718

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Taxes payable	2,774,827	4,097,447

Accrued liabilities and other payables	9,273,532	10,796,440

Deferred income	857,812	210,833

Deferred tax liabilities	644,958	87,947

Total current liabilities	13,551,129	15,192,667

¡¡	¡¡	¡¡

Total liabilities	13,551,129	15,192,667

¡¡	¡¡	¡¡

Minority interests	108,066	—

¡¡	¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 240,291,330 and 420,636,230 shares issued and outstanding as of December 31,2007 and December 31,2008)	24,029	42,063

Additional paid-in capital	72,202,172	137,560,175

Statutory reserves	2,360,408	2,360,408

Accumulated other comprehensive income:	¡¡	¡¡

Cumulative translation adjustments	4,717,115	7,363,186

Accumulated losses	(2,617,981)	(19,115,781)

Total shareholders’ equity	76,685,743	128,210,051

¡¡	¡¡	¡¡

Total liabilities and shareholders’ equity	90,344,938	143,402,718

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Twelve months ended
¡¡	December 31,	September 30,	December 31,	December 31,	December 31,
	2007	2008	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	14,696,263	16,586,641	19,401,719	49,714,795	67,025,802

Sales tax	(452,682)	(632,288)	(768,974)	(1,751,517)	(2,520,119)

Net revenues	14,243,581	15,954,353	18,632,745	47,963,278	64,505,683

Cost of services	(7,017,216)	(7,481,147)	(9,926,816)	(20,377,795)	(33,837,630)

Gross profit	7,226,365	8,473,206	8,705,929	27,585,483	30,668,053

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(1,093,700)	(917,231)	(910,207)	(5,506,938)	(3,177,071)

Selling and marketing	(3,029,360)	(4,029,935)	(3,875,868)	(13,787,153)	(13,130,513)

Other general and administrative	(2,926,297)	(2,524,312)	(2,573,934)	(11,762,028)	(9,901,474)

Provisions for impairment	(5,142,396)	—	—	(5,142,396)	—

Total operating expenses	(12,191,753)	(7,471,478)	(7,360,009)	(36,198,515)	(26,209,058)

Income/(Loss) from operations	(4,965,388)	1,001,728	1,345,920	(8,613,032)	4,458,995

Interest income (including interest income of $64,773 from a related party loan for the three months ended December 31, 2008)	274,784	520,920	737,037	1,111,337	1,832,593

Other income	29,480	84,570	(38,757)	467,690	280,614

Other-than-temporary impairment loss on investments	—	—	(1,476,937)	—	(1,476,937)

Income/(Loss) before tax	(4,661,124)	1,607,218	567,263	(7,034,005)	5,095,265

Income tax benefit/(expense)	(232,041)	(472,439)	514,236	(433,657)	(781,988)

Net income/(loss) from continuing operations	(4,893,165)	1,134,779	1,081,499	(7,467,662)	4,313,277

Net loss from discontinued operations	(2,143,702)	(3,457,872)	(465,607)	(8,936,340)	(20,811,077)

Net income/(loss)	(7,036,867)	(2,323,093)	615,892	(16,404,002)	(16,497,800)

Other comprehensive income:	903,506	39,112	162,310	2,511,673	2,646,071

Comprehensive income/(loss)	(6,133,361)	(2,283,981)	778,202	(13,892,329)	(13,851,729)

¡¡	—	—	—	—	—

Basic income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	(0.02)	0.00	0.00	(0.03)	0.01

Discontinued operations	(0.01)	(0.01)	(0.00)	(0.04)	(0.05)

Total net income/(loss)	(0.03)	(0.01)	0.00	(0.07)	(0.04)

Diluted income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	(0.02)	0.00	0.00	(0.03)	0.01

Discontinued operations	(0.01)	(0.01)	(0.00)	(0.04)	(0.05)

Total net income/(loss)	(0.03)	(0.01)	0.00	(0.07)	(0.04)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Basic income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	(0.20)	0.02	0.02	(0.31)	0.12

Discontinued operations	(0.09)	(0.08)	(0.01)	(0.37)	(0.56)

Total net income/(loss)	(0.29)	(0.06)	0.01	(0.68)	(0.44)

Diluted income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	(0.20)	0.02	0.02	(0.31)	0.12

Discontinued operations	(0.09)	(0.08)	(0.01)	(0.37)	(0.56)

Total net income/(loss)	(0.29)	(0.06)	0.01	(0.68)	(0.44)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	240,192,141	420,636,230	420,636,230	239,499,334	374,285,807

Diluted	240,192,141	421,104,069	420,712,455	239,499,334	374,847,328

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	24,019,214	42,063,623	42,063,623	23,949,933	37,428,581

Diluted	24,019,214	42,110,407	42,071,246	23,949,933	37,484,733

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended			Twelve months ended
—
¡¡	December 31,	September 30,	December 31,	December 31,	December 31,

	2007	2008	2008	2007	2008

	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Net income/(loss)	(7,036,867)	(2,323,093)	615,892	(16,404,002)	(16,497,800)

Stock based compensation expense	320,946	161,941	175,500	1,405,983	728,135

Provisions for impairment	5,142,396	602,512	—	5,142,396	6,588,195

Other-than-temporary impairment loss on investments	—	—	1,476,937	—	1,476,937

Non-GAAP net income/(loss)	(1,573,525)	(1,558,640)	2,268,329	(9,855,623)	(7,704,533)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Non-GAAP diluted income/(loss) per share	(0.01)	(0.00)	0.01	(0.04)	(0.02)

Non-GAAP diluted income/(loss) per ADS	(0.07)	(0.04)	0.05	(0.41)	(0.21)

Number of shares used in diluted per-share calculation	240,192,141	421,104,069	420,712,455	239,499,334	374,847,328

Number of ADSs used in diluted per-share calculation	24,019,214	42,110,407	42,071,246	23,949,933	37,484,733